SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   October 29, 2019

Northwest Bancshares, Inc.
(Exact name of registrant as specified in its charter)

Maryland	001-34582	27-0950358
(State or other jurisdiction	(Commission File No.)	(I.R.S. Employer
of incorporation)		Identification No.)

100 Liberty Street	Warren	Pennsylvania	16365
(Address of principal executive office)			(Zip code)
 Registrant’s telephone number, including area code:        (814) 726-2140
 (Former name or former address, if changed since last report)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, 0.01 Par Value	NWBI	The NASDAQ Stock Market, LLC

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4 (c))

Indicate by a check mark whether the registrant is an emerging growth company as defined in rule 405 of the Securities Act of 1933 ( § 230.405 of this chapter) or rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter.

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange act. ☐

Item 1.01    Entry into a Material Definitive Agreement

On October 29, 2019, Northwest Bancshares, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and between the Company and MutualFirst Financial, Inc. (“MutualFirst Financial”). Pursuant to the Merger Agreement, MutualFirst Financial will merge with and into the Company, with the Company as the surviving entity. Immediately thereafter, MutualBank, the wholly owned subsidiary of MutualFirst Financial, will merge with and into Northwest Bank, the wholly owned subsidiary of the Company, with Northwest Bank as the surviving entity.

Under the terms of the Merger Agreement, each share of common stock of MutualFirst Financial will be converted into the right to receive 2.4 shares of the Company’s common stock, for total consideration valued at approximately $346 million.

The transaction has been approved by the Boards of Directors of the Company and MutualFirst Financial. Completion of the transaction is subject to customary closing conditions, including the receipt of required regulatory approvals and the approval of stockholders of MutualFirst Financial.

The Merger Agreement includes customary representations, warranties and covenants of the Company and MutualFirst Financial made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract by and among the Company and MutualFirst Financial and are not intended to provide factual, business, or financial information about the Company or MutualFirst Financial. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to stockholders or different from what a stockholder might view as material, may have been used for purposes of allocating risk between the Company and MutualFirst Financial rather than establishing matters as facts, may have been qualified by certain disclosures not reflected in the Merger Agreement that were made to the other party in connection with the negotiation of the Merger Agreement and generally were solely for the benefit of the parties to that agreement. MutualFirst Financial has agreed to operate its business in the ordinary course consistent with past practice until the closing of the transaction and not to engage in certain kinds of transactions during such period (without the prior written consent of the Company).

MutualFirst Financial has also agreed not to (i) solicit proposals relating to alternative business combination transactions involving MutualFirst Financial or MutualBank or (ii) subject to certain exceptions, enter into discussions or an agreement concerning, or to provide confidential information in connection with, any proposals for alternative business combination transactions involving MutualFirst Financial or MutualBank.

Pursuant to the Merger Agreement, one current director of MutualFirst Financial will be appointed to the Boards of Directors of the Company and Northwest Bank.

At the same time that the Company entered into the Merger Agreement, the Company also entered into voting agreements with MutualFirst Financial’s directors and certain of its officers in which those persons agreed to vote the MutualFirst Financial common stock they hold in favor of Merger Agreement.

The foregoing description of the Merger Agreement is included to provide information regarding its terms and does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K, and is incorporated into this report by reference.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (1) the benefits of the merger between the Company and MutualFirst Financial, including anticipated future results, cost savings and accretion to reported earnings that may be realized from the merger; (2) the Company’s and MutualFirst Financial’s plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (3) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. The following factors, among others, could cause actual results to differ materially from the anticipated results expressed in the forward-looking statements: the businesses of the Company and MutualFirst Financial may not be combined successfully, or such combination may take longer than expected; the cost savings from the merger may not be fully realized or may take longer than expected; operating costs, customer loss and business disruption following the merger may be greater than expected; governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger or otherwise; the ability to obtain approval by MutualFirst Financial stockholders on the expected terms and schedule; credit and interest rate risks associated with the Company’s and MutualFirst Financial’s respective businesses; and difficulties associated with achieving expected future financial results. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the Company’s and MutualFirst’s reports (such as the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available at the SEC’s Internet website (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to the Company or MutualFirst Financial or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Except as required by law, the Company and MutualFirst Financial do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Item 7.01    Regulation FD Disclosure

On October 29, 2019, the Company issued a press release announcing the execution of the Merger Agreement, which is filed as Exhibit 99.1 to this Current Report on Form 8-K. The Company’s investor presentation relating to this transaction is attached as Exhibit 99.2 to this Current Report on Form 8-K. In addition, the Company is hosting a conference call with investors and the financial community at 9:00 a.m. Eastern Time on October 30, 2019 to discuss the Merger. Those wishing to participate in the call may dial toll-free 1-877-870-4263. Participants should ask to be joined into the Northwest Bancshares call. A webcast is also available at https://www.webcaster4.com/Webcast/Page/1049/32134. A replay of the call will be available until November 5, 2019 by dialing toll-free, 1-877-344-7529, access code 10136451.

Item 9.01                                           Financial Statements and Exhibits

(a)    Financial statements of businesses acquired. Not Applicable.
(b)    Pro forma financial information. Not Applicable.
(c)    Shell company transactions. Not Applicable.
(d)    Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger dated as of October 29, 2019 by and between Northwest Bancshares, Inc. and MutualFirst Financial, Inc.*
99.1	Press release dated October 29, 2019
99.2	Investor Presentation dated October 30, 2019
* Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

NORTHWEST BANCSHARES, INC.

DATE:	October 29, 2019	By:	/s/ William W. Harvey, Jr.
William W. Harvey, Jr.
Chief Financial Officer